OMB APPROVAL
OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response 9.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of March 7, 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 7, 2001, relating to the proposed acquisition of Reemtsma Cigarettenfabriken GmbH by Imperial Tobacco Group PLC.
2. Press Release, dated March 7, 2001, relating to a rights issue by Imperial Tobacco Group PLC.

FOR IMMEDIATE RELEASE

7 March, 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, OR THE REPUBLIC OF IRELAND

IMPERIAL TOBACCO GROUP PLC

PROPOSED ACQUISITION OF REEMTSMA CIGARETTENFABRIKEN GmbH

Summary

----

* Imperial Tobacco has agreed to acquire 90.01 per cent. of Reemtsma Cigarettenfabriken GmbH for a total consideration of euro 5,221 million (£3,184 million) on a cash and debt free basis. Imperial Tobacco has also entered into an option agreement in relation to the remaining 9.99 per cent. The transaction values Reemtsma at approximately euro 5,800 million (£3,537 million) on a cash and debt free basis
* The Acquisition will be financed in part by way of a capital increase which is expected to raise approximately euro 1,640 million (£1,000 million) with the balance being provided by new bank debt
* Reemtsma, a privately owned German company, is the world's fourth largest international cigarette manufacturer by volume. In the year to 31 December 2001, Reemtsma is estimated to have generated turnover excluding duty of euro 2,348 million (£1,432 million) and profits from continuing operations before depreciation, goodwill amortisation, interest, tax and exceptional items of euro 458 million (£279 million)
* The Acquisition will transform Imperial Tobacco, substantially enhancing its scale and growth potential
* Integration of the businesses is expected to generate annual synergies and cost savings of at least euro 279 million (£170 million) in fiscal year 2004
* The Acquisition is expected to create significant value for Shareholders. Earnings per share enhancement (pre-amortisation of intangibles and before exceptional integration costs) is expected in the first full year of ownership, along with a post-tax return on investment (pre-amortisation of intangibles and before exceptional integration costs) in excess of Imperial Tobacco's weighted average cost of capital
* The proposed Acquisition and capital increase are subject to, inter alia, Shareholder approval

Gareth Davis, Chief Executive of Imperial Tobacco, said:

"This is a tremendously exciting deal for Imperial Tobacco and offers the potential to create significant value for our shareholders. Reemtsma is an attractive business with a strong portfolio of brands and market positions. The combination of Imperial Tobacco and Reemtsma will create

LO1:\330881\02\73B502!.DOC\53877.0007

a dynamic group with a balanced geographic spread, a comprehensive brand and product portfolio, and significant opportunities to deliver attractive top line growth and increased operational efficiencies."

Thierry Paternot, Chairman of the Management Board of Reemtsma, said:

"Through the scale and resources of the combined group we are confident that we will be able to deliver greater value to our customers. The two companies share the same ambition of achieving strong market positions in emerging and developed markets, other than the United States, through the development of outstanding brands. We very much look forward to working with our new colleagues."

This summary should be read in conjunction with the full text of this announcement.

Enquiries:

Imperial Tobacco	Gareth Davis, Chief Executive Bob Dyrbus, Finance Director Alison Cooper, Group Financial Controller	+44 (0)20 7404 5959

Press Enquiries:

Imperial Tobacco	Liz Buckingham	+44 (0)117 963 6636

* * * * *

Some of the information contained in this announcement contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Imperial Tobacco's Annual Report on Form 20-F for the fiscal year ended September 29, 2001, filed with the Commission on December 21, 2001. Imperial Tobacco undertakes no obligation to publicly update or revise any forward-looking statements.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

This press announcement does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Imperial Tobacco does not intend to make a public offering of securities in the United States.

Copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Japan, the Republic of South Africa, or the Republic of Ireland or to publications with a general circulation in those jurisdictions, and persons receiving this announcement (including custodians, nominees and trustees) must not mail

or otherwise forward, distribute or send it in, into or from Canada, Australia, Japan, the Republic of South Africa, or the Republic of Ireland or to publications with a general circulation in those jurisdictions.

The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States nor will they qualify for distribution under any of the relevant securities laws of Canada, Japan, the Republic of South Africa or the Republic of Ireland and nor has any prospectus been lodged with or registered by the Australian Securities Commission.

Unless otherwise stated, a conversion rate of £1: euro 1.64 has been applied in this announcement.

FOR IMMEDIATE RELEASE

7 March, 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, OR THE REPUBLIC OF IRELAND

IMPERIAL TOBACCO GROUP PLC

PROPOSED ACQUISITION OF REEMTSMA CIGARETTENFABRIKEN GmbH

INTRODUCTION

The Board of Imperial Tobacco announces that it has agreed to acquire 90.01 per cent. of the issued share capital of Reemtsma Cigarettenfabriken GmbH on a cash and debt free basis for a total consideration of euro 5,221 million (£3,184 million), to be satisfied in cash on Completion. Imperial Tobacco has also entered into an option agreement and shall procure for a wholly owned subsidiary to enter into a profit pooling agreement in relation to the remaining 9.99 per cent. The transaction values Reemtsma at approximately euro 5,800 million (£3,537 billion) on a cash and debt free basis. Reemtsma is a privately owned German company, headquartered in Hamburg. It is the fourth largest international cigarette manufacturer worldwide by volume (excluding the Chinese National Tobacco Corporation ("CNTC")). In the year to 31 December 2001, Reemtsma is estimated to have generated turnover excluding duty of euro 2,348 million (£1,432 million) and profits from continuing operations before depreciation, goodwill amortisation, interest, tax and exceptional items of euro 458 million (£279 million). Reemtsma is owned as to 76.3 per cent. by Tchibo AG and the remainder by the eponymous Reemtsma family and certain other holders of Reemtsma Shares.

The Acquisition will be financed in part by way of a capital increase which is expected to raise, net of expenses, approximately £983 million (euro 1,612 million) with the balance of the consideration being satisfied by new bank debt.

The Acquisition is conditional only upon Shareholder approval, Admission and merger clearance from the EU Commission.

An Extraordinary General Meeting is to be held at 4.00pm on 8 April 2002 at the Hilton Bristol, Woodlands Lane, Bradley Stoke, Bristol BS32 4JF, at which a Resolution approving the Acquisition and matters associated with the capital increase will be put to Shareholders for approval.

INFORMATION ON REEMTSMA

Overview

Reemtsma is a privately owned manufacturer of cigarettes and other tobacco products, headquartered in Hamburg, Germany, with a diverse and well-recognised portfolio of cigarette brands including West, Davidoff and R1. Over the last decade, Reemtsma has grown from its position as a leading participant in the German market to become the world's fourth largest international cigarette manufacturer (excluding CNTC) by volume in 2001.

Reemtsma's business is principally focused on cigarettes. In the year to 31 December 2001, Reemtsma had total volume sales of 122 billion cigarettes, and its cigarette business generated 87 per cent. of its estimated turnover excluding duty. Reemtsma's most significant markets by volume sales are Germany, the Ukraine, Russia, Poland and Taiwan, which contributed, in aggregate, 69 per cent. of estimated turnover excluding duty in 2001.

In addition to cigarettes, Reemtsma manufactures other tobacco products including roll your own ("RYO") tobacco products and cigarillos, and operates distribution businesses for tobacco products in Slovenia and Belgium.

Strategy

Until 1991, Reemtsma was primarily focused on the German market with limited export activities, including duty free markets. Since 1991, the business has expanded rapidly with successful acquisitions in a number of countries, including Slovenia, Slovakia, Hungary, the Ukraine, Poland, Kyrgyzstan, Russia, Macedonia and Cambodia, providing Reemtsma with wider market access and opportunities.

From a strong German base, Reemtsma has developed its acquired businesses, investing in production and brands to improve the quality and mix of its product range and, following these initiatives, introducing its international strategic brands. Since 1999, Reemtsma has focused on improving profitability, at the expense of sales volumes in certain markets, and is consolidating its operations, reviewing cost levels and business processes. In addition, Reemtsma has successfully pursued an organic growth strategy, exporting to certain target markets in Western Europe and further afield, particularly Taiwan and duty free markets. Reemtsma's global export volumes declined in 2000 and 2001, with the discontinuation of relationships with certain distributors. Consequently, the Directors believe that the Reemtsma business in 2002 is now positioned to move forward from a solid base of higher quality volume and improving profitability.

Brands

Reemtsma has a comprehensive cigarette brand portfolio, organised into three categories: international strategic brands, regional strategic brands and local tactical brands, with a focus on the most profitable medium to high price product and market segments. Reemtsma's strategy is to invest in and develop its international strategic brands while building on the platform provided by its regional strategic and local tactical brands. Reemtsma has extensive brand equity and owns geographically widespread rights to the majority of its principal brands with the exception of Davidoff. The brand rights to Davidoff, for cigarettes only, are licensed to Reemtsma on a long term basis by Oettinger Imex AG and its associated companies. The licence agreement contains a

change of control provision, but the licensing parties have agreed to the continuation of the licence following the Acquisition.

International strategic brands

Reemtsma's international strategic brands, such as West and Davidoff, are growing in their importance, with combined volumes of 42 billion cigarettes in 2001. To develop and support its international strategic brands, Reemtsma has consistently invested heavily to achieve a strong, growing consumer franchise in its key international markets. As part of this investment Reemtsma is promoting the West brand by sponsoring the West McLaren Mercedes Formula 1 team in the 1997 to 2006 Formula 1 World Championships and the West Honda Pons Motorcycle team in the 500cc World Championship in 2002.

West is Reemtsma's largest cigarette brand with sales of 24.8 billion cigarettes or 20 per cent. of Reemtsma's total volume sales in 2001. R1, a brand family focusing on ultra low tar and low nicotine products, had volume sales in 2001 of 5.7 billion cigarettes. Davidoff, Reemtsma's most internationally distributed brand, had volume sales in 2001 of 11.4 billion cigarettes and is marketed in more than 100 countries.

Regional strategic and local tactical brands

In Western, Central and Eastern Europe, Reemtsma has a number of important regional brands which have high brand awareness in their respective markets and are mostly produced locally. Many of the regional brands have joined the Reemtsma portfolio through acquisitions in recent years, a number of which have been upgraded by Reemtsma through investment in quality improvement, to enhance the overall brand range. Of the regional brands, the most significant is Prima, which accounted for 16 per cent. of Reemtsma's total cigarette volume sales in 2001, with particular strength in the Ukraine. The other main regional brands are Mars and Mocne in Poland, Mars in Slovakia, Peter Stuyvesant and Cabinet in Germany, Polyot in Kyrgyzstan, Symphonia and Fönix in Hungary and Bastos in Belgium. Each of these brands had volume sales in 2001 of between one and six billion cigarettes, ranking them amongst the leading brands in their respective market or segment. In addition, Reemtsma markets a portfolio of local tactical brands which are provided with limited marketing support, but whose important contribution is to support the strategic brand investments, for example the high volume Maxim brand in Russia.

Markets

Reemtsma has a strong, highly profitable base in Germany, its home market, where it continues to develop its position and generate robust cash flows. With the opening up of the Central and Eastern European markets, Reemtsma has expanded its international business through the acquisition of local production facilities and brands and is well placed to compete effectively. In Asia, Reemtsma continues to grow its presence principally through an export-led, organic, strategy.

Germany

Germany is the largest cigarette market in Western Europe, with approximately 141 billion cigarettes sold in 2001. The market is mature and has been relatively stable over the last four years, but is undergoing some structural change, driven by the growth of private label brands. This has resulted in a substantial increase in the value segment, similar to the trend seen in some other Western European markets. Nevertheless, the German market is highly profitable, second

only to the United Kingdom in Western Europe. Tobacco duty increases have been broadly in line with inflation over the last decade but have been, and will be, augmented by one euro cent per cigarette in 2002 and a further one euro cent per cigarette in 2003 as the German government raises additional funds to combat terrorism.

Germany remains a strong, cash generative domestic base for Reemtsma's cigarette business, accounting for 36 per cent. of its turnover excluding duty in 2001. In 2001, sales volumes decreased by 5.7 per cent. to 31.3 billion cigarettes, from 33.2 billion in 2000, as a result of the growing value segment. Estimated turnover excluding duty also decreased 5.4 per cent. to euro 836 million in 2001 from euro 883 million in 2000.

In common with its major competitors, Reemtsma's market share in Germany decreased in 2001 as a result of the growth of value brands in the market. In 2001, Reemtsma held 22 per cent. of the German market, down just one percentage point when compared to 2000. Since 1997, Reemtsma's performance has been robust compared to the other key local manufacturers of branded cigarettes. The key Reemtsma brands in Germany are West (the number two brand family in Germany with a 10.3 per cent. market share), R1 (number one in the German ultra-light segment), Davidoff, Peter Stuyvesant and Cabinet. The Directors believe that given its cigarette portfolio and market positions in other tobacco products, together with its extensive distribution capability, Reemtsma is well placed to manage changes within the market.

Western Europe (excluding Germany)

In 2001, Reemtsma's operations in Western Europe (excluding Germany) generated volume sales of 11.0 billion cigarettes and turnover excluding duty of euro 231 million, compared to volumes of 11.5 billion cigarettes and turnover excluding duty of euro 252 million in 2000. This decline is due to Reemtsma ceasing to distribute another manufacturer's brands in Belgium and Luxembourg.

Reemtsma's international and regional brands are growing, most notably Davidoff and R1 in Greece, where the latter is the leading brand in the growing ultra-light segment. Reemtsma is the largest manufacturer of private label cigarettes for the United Kingdom market with volume sales of 3.2 billion cigarettes in 2001. Reemtsma's Western European operations also include a business in Italy and sales through selected distributors into France, the Canary Islands, Portugal, Austria and Switzerland.

Central Europe

The Central European market in which Reemtsma operates comprises some 160 billion cigarettes, and in that market Reemtsma is the second largest tobacco company by volume sales. Poland accounted for 48 per cent. of Reemtsma's Central European volume sales in 2001. Reemtsma's other key markets in the region are Hungary, Slovenia, Macedonia, Slovakia and the Czech Republic, where Reemtsma has substantial market positions. A number of markets in the region are increasing duties ahead of joining the European Union. This has had a negative impact on market volumes, while providing better pricing opportunities. Reemtsma has increased prices and improved its mix of products sold. Exceptionally, Poland experienced intense price competition from 1999 until late 2001; but it now appears that the market is stabilising.

In 2001, Reemtsma's volumes decreased to 28.5 billion cigarettes in the region, from 33.0 billion in 2000, as a result of the market conditions and Reemtsma's increased focus on profitability, and

estimated turnover excluding duty in the region decreased to euro 359 million from euro 412 million in 2000. The opportunities for price increases have improved across the region (except, until recently, in Poland) such that overall margins have benefited.

Eastern Europe

Eastern Europe is Reemtsma's largest region by volume, accounting for some 30.9 per cent. of volume sales in 2001. Reemtsma's main operations are in the Ukraine, Russia and Kyrgyzstan, with the Ukraine accounting for more than 53 per cent. of Reemtsma's volume sales in the region in 2001. In total, consumption in these markets was estimated at 370 billion cigarettes in 2001. In general, Eastern European markets have been characterised by consumers trading up to higher priced brands, most notably in Russia, and Reemtsma has been enlarging its brand portfolio to benefit from this trend. Most major international tobacco companies have significant investment in the region, with a focus on profitable development of the markets.

In 2001, Reemtsma's volumes increased to 37.8 billion cigarettes, from 33.2 billion in 2000, and turnover excluding duty rose to euro 266 million from euro 230 million. These results reflect the encouraging market performance of the brand portfolio in line with Reemtsma's strategy.

Following acquisitions in this region, Reemtsma has successfully improved the product mix, increased prices and introduced its international strategic brands. In Russia, Reemtsma is well positioned with Davidoff, R1, West and Maxim increasing in volume sales, aided by the successful introduction of West StreamTec, and is expanding its distribution capability. In the Ukraine, the successful repositioning of Prima is assisting development of profitable market share, while in Kyrgyzstan the strong performance of Polyot has maintained Reemtsma's position as the clear market leader.

Asia

Asia, which is an important growth region for Reemtsma, accounts for around 50 per cent. of the world's consumption of manufactured cigarettes. Taiwan is Reemtsma's second most important market in profit terms and its key market in Asia, accounting for 85 per cent. of Reemtsma's volume in the region in 2001. Reemtsma's sales are also expanding in South East Asia with the launch of Davidoff, through a co-operation agreement in Malaysia, and small but growing businesses in Singapore and Cambodia, as well as a recently concluded distribution arrangement in Indonesia. In addition, there has been significant investment in China, where Reemtsma is present in international outlets and has a strong ongoing relationship with CNTC. This recently led to a letter of intent being signed with a major factory in China to jointly pursue opportunities in this key market.

In 2001, Reemtsma's volumes decreased to 6.6 billion cigarettes in the region from 8.3 billion in 2000, as a result of the discontinuation of relationships with certain distributors in the region which failed to meet Reemtsma's supply criteria, and overall turnover excluding duty in 2001 decreased to euro 217 million from euro 271 million in 2000. Profitability has benefited from price increases achieved in 2000.

Davidoff has a 13 per cent. market share in Taiwan and distribution is expanding in other Asian markets, including key duty free outlets.

MECA, Duty Free and other markets

Reemtsma has developed market presence in the Middle East, Caucasus and Africa ("MECA"), principally with Davidoff and West with particular focus on Azerbaijan, Armenia, Kuwait and Saudi Arabia.

Duty free sales have benefited from Reemtsma's recent international expansion, despite the elimination of duty free sales within the EU in 1999. Reemtsma's sales volume of 7.2 billion cigarettes through the MECA and Duty Free division, generated estimated turnover excluding duty of euro 129 million in 2001, compared to 10.9 billion cigarettes and euro 154 million respectively in 2000, with the reduction principally due to the discontinuation of relationships with certain distributors.

Reemtsma ceased the distribution of very limited volumes of cigarettes in the United States in 1999 and, following the sale of its interest in Massalin Particulares, ceased to have an interest in the distribution of cigarettes in Argentina in 2001.

Non-cigarette businesses

Other tobacco products sold by Reemtsma, which are manufactured in Germany and Slovakia, include RYO and "make-your-own" tobacco products and cigarillos. These tobacco products are priced at lower levels than cigarettes as they are subject to lower excise taxes. As prices of cigarettes rise and consumers become more focused on value, the Directors consider these non-cigarette businesses provide an opportunity to develop further sales in the growing value segment.

Reemtsma also operates wholesale and vending activities in Belgium, Slovenia and the Netherlands. In December 2001, Reemtsma completed the disposal of its wholesale and vending activities in the Netherlands. In total, but net of inter-company sales, non-cigarette businesses generated turnover (excluding duty) of euro 310 million in 2001.

Production and manufacturing

Reemtsma currently owns and operates 12 cigarette manufacturing sites and two other tobacco products factories worldwide, which manufacture 97 per cent. of Reemtsma's products. Reemtsma purchases much of its tobacco leaf on individually-negotiated terms, some with minimum purchasing requirements, from a variety of suppliers. The tobacco leaf is sourced principally from the United States, Brazil and Zimbabwe.

Whilst expanding internationally, Reemtsma has significantly invested in its manufacturing and production facilities, investing some euro 330 million on capital investment in the three years ended 31 December 2000, and has continued to review and adjust its existing operating structures and cost base with the closure of both the Brussels factory in Belgium and the Koscian factory in Poland, together with the sale of the Cherkassy production facility in the Ukraine. Reemtsma is progressing the closure of the Nordhausen factory in Germany, headcount reductions in Poland and Slovakia and the streamlining of its headquarters activities in Hamburg.

Following these re-organisation initiatives, Reemtsma will operate 11 cigarette factories, with two in Germany and one in each of Poland, Slovakia, Hungary, Slovenia, the Ukraine, Russia, Kyrgyzstan, Macedonia and Cambodia, together with two factories for the manufacture of other tobacco products, in Germany and Slovakia.

The manufacturing of cigarette component products is also to be consolidated. To this end, a multi-segment filter manufacturing facility to supply a number of markets has recently been opened in Hungary.

Employees

As at 31 December 2001, Reemtsma had approximately 10,180 employees. Of these, approximately 6,590 (65 per cent.) were employed in production and logistics, 2,760 (27 per cent.) in sales and marketing and 830 (8 per cent.) in office and administrative functions.

Approximately 5,900 employees (58 per cent.) were based in Central and Eastern Europe and 3,330 (33 per cent.) in Germany. Reemtsma's management is characterised by the diverse international background of its senior managers, with many of Reemtsma's international subsidiaries being principally run by nationals of the relevant countries.

INFORMATION ON IMPERIAL TOBACCO

Imperial Tobacco is an international tobacco company which manufactures and markets a comprehensive range of high quality tobacco and tobacco-related products, including Embassy, Regal, Superkings, John Player Special, Lambert & Butler, Richmond, Fusion, Horizon and The Imperial cigarettes; Drum, Golden Virginia and Van Nelle RYO tobacco; Classic cigars; Amphora and St. Bruno pipe tobacco; and Rizla cigarette papers.

Imperial Tobacco sells tobacco and tobacco-related products in approximately 100 countries together with duty free markets, with particular market strengths in the United Kingdom, The Netherlands, Belgium, the Republic of Ireland, France, Australasia and sub-Saharan Africa. In addition, Imperial Tobacco is developing its infrastructure in emerging markets, particularly Asia Pacific and Eastern Europe.

In the year to 29 September 2001, the group turnover excluding duty of Imperial Tobacco was £1,474 million (euro 2,417 million) and the profit attributable to ordinary shareholders before exceptional items was £350 million (euro 574 million). Net liabilities as at 29 September 2001 were £1,101 million (euro 1,806 million). As at the end of September 2001, Imperial Tobacco had approximately 7,500 employees in over 30 countries worldwide. Of these, over 4,500 are based outside the UK, of which over 1,800 are in Europe, nearly 2,200 in Africa and the Middle East and over 500 in Australia and Asia.

STRATEGIC RATIONALE FOR THE ACQUISITION

The acquisition of Reemtsma would transform the Imperial Tobacco Group, substantially enhancing its scale and growth potential. The transaction has a compelling strategic and commercial rationale, is consistent with Imperial Tobacco's strategic and financial acquisition criteria and offers the potential to create significant value for Shareholders. The key benefits of the acquisition are:

Increased international scale and penetration of targeted markets

The businesses of Imperial Tobacco and Reemtsma have highly complementary geographical profiles. Reemtsma is strong in several markets that Imperial Tobacco has targeted for development, particularly Germany, Central and Eastern Europe and Asia.

Reemtsma has a strong domestic operation, with a 22 per cent. share of the German market (the largest and second most profitable market for cigarettes in Western Europe). In addition, Reemtsma also has significant market shares in a number of profitable markets in Central and Eastern Europe and Asia, including the Ukraine, Russia, Poland and Taiwan.

Given Imperial Tobacco's existing strengths in the United Kingdom, The Netherlands, Belgium, the Republic of Ireland, France, Australasia and sub-Saharan Africa, the combination would create a well-balanced international group with further growth potential in the major geographic regions of the world other than the Americas.

Strengthened brand portfolio

A combination with Reemtsma would provide Imperial Tobacco with a powerful portfolio of international strategic, regional strategic and local tactical brands. In particular, Reemtsma's international brands (including West, Davidoff, and R1) and its regional brands, when combined with existing Imperial Tobacco brands, would give the Enlarged Group a strong and balanced portfolio across markets and price segments.

The acquisition of established brands in targeted markets, at a time when the regulatory environment is becoming more stringent and controls on advertising are growing, is increasingly attractive as the cost and timescale required to establish equivalent brand value through organic growth can be considerable. As such, the Acquisition presents Imperial Tobacco with an excellent opportunity to acquire strong brand value in many of its targeted markets, within an accelerated timeframe.

Excellent combined product range

The cigarette portfolios of Reemtsma and Imperial Tobacco are complementary: Imperial Tobacco's strength in Virginia tobacco products is complemented by Reemtsma's strength in blended and low tar products. In addition, Reemtsma's strength in international premium cigarettes would supplement Imperial Tobacco's expertise in the value cigarette segment, where Reemtsma also has a presence. Furthermore, Reemtsma's other tobacco products fit well with those of Imperial Tobacco: Imperial Tobacco is renowned as the world leader in branded RYO tobacco products (principally Drum, Van Nelle and Golden Virginia), papers (Rizla) and tubes. The Acquisition would enable the Enlarged Group to build on brand and product synergies both in existing and in new markets.

Experienced management team

Reemtsma has an experienced and capable international management team running its operations in Germany and other markets. It is intended that this management expertise would be utilised in the Enlarged Group in conjunction with Imperial Tobacco's management to develop the business and to realise targeted synergies. Consistent with Imperial Tobacco's experience of previous acquisitions, the Directors believe that Reemtsma management would benefit from being part of a tobacco-focused public group.

Well-invested manufacturing and research and development ("R&D") capabilities

Reemtsma has industry-leading R&D capabilities, a factor which the Directors believe is important, particularly as regulation increases. It is a pioneer in the development of light and

ultra-light cigarette technologies including filters (for example, as used in R1 and West StreamTec).

Over recent years, Reemtsma has invested heavily in the development of its manufacturing capacity and capability and has spent approximately euro 330 million (£201 million) on capital investment in the three years ended 31 December 2000. At the same time, Reemtsma has continued to review and adjust its operating structures and cost base and has achieved a balanced network of well-invested production facilities.

Significant synergies and cost savings

The Directors of Imperial Tobacco believe that as a result of the Acquisition, the Enlarged Group would be able to generate annual synergies and cost savings of at least £170 million (euro 279 million) by the end of 2004. Savings of £140 million (euro 230 million) per annum are expected to be achieved by the end of 2003. These are expected to be generated primarily in the areas of production and purchasing £35 million (euro 57 million), sales and marketing £80 million (euro 131 million) and corporate overheads £55 million (euro 90 million). It is estimated that the one-off cost of achieving these savings will be £160 million (euro 262 million), the large majority of which will be incurred in the 2003 financial year. These synergies and cost savings represent 8 per cent. of the total cost base of the Enlarged Group.

Imperial Tobacco has a strong track record of identifying international acquisitions and integrating them successfully. The Directors are confident of management's ability to deliver the targeted synergies and cost savings within the anticipated timeframe.

FINANCIAL EFFECTS OF THE ACQUISITION

The Directors believe that the Acquisition of Reemtsma would create significant value for Shareholders. Earnings per share enhancement (pre-amortisation of intangibles and before exceptional integration costs) is expected in the first full year of ownership, along with a post-tax return on investment (pre-amortisation of intangibles and before exceptional integration costs) in excess of Imperial Tobacco's weighted average cost of capital.

MANAGEMENT AND INTEGRATION OF THE ENLARGED GROUP

Imperial Tobacco's experience and track record in integrating acquisitions will be deployed following completion of the Acquisition and a "transition team" will be formed in advance. This team of experienced management from both Imperial Tobacco and Reemtsma will oversee the early implementation of structural change and synergy realisation to grow revenues and reduce costs.

Given that the prime strategic rationale for the Acquisition is one of complementarity, Imperial Tobacco intends to leverage Reemtsma's management skills and capabilities, including representation on the Chief Executive's Management Committee of Imperial Tobacco.

The enhanced management team of the Enlarged Group will, from the outset, be tasked and incentivised to drive shareholder value by focusing on financial and territory growth strategies underpinned by strong financial and productivity controls and the utilisation of the considerable core competence in the business development field.

FINANCING OF THE ACQUISITION

The transaction values Reemtsma at approximately euro 5,800 million (£3,537 million) on a cash and debt free basis. The consideration payable by Imperial Tobacco under the terms of the Acquisition Agreement of euro 5,221 million (£3,184 million) will be financed in part by way of the capital increase which is expected to raise, net of expenses, approximately £983 million (euro 1,612 million) with the balance of the consideration being satisfied by new bank debt.

A bridging loan has been put in place to enable the Acquisition to complete prior to the Company receiving the net proceeds of the capital increase. If Completion takes place prior to receipt of the proceeds of the capital increase, up to £983 million (approximately euro 1,612 million) of the consideration will be funded by way of the bridging loan. The bridging loan is a 60 day sterling loan and will be paid down in its entirety by the proceeds of the capital increase which are expected to be received on 6 May 2002.

The new bank debt and the bridging loan have been arranged expressly for the purpose of providing the necessary funds to discharge the consideration payable by Imperial Tobacco under the terms of the Acquisition and, in the case of the new bank debt alone, also to refinance certain of Imperial Tobacco's current debt facilities and to provide working capital facilities for the Enlarged Group. The Acquisition Agreement is not conditional upon the new bank debt or the bridging loan being able to be drawn down.

Imperial Tobacco has entered into an Option Agreement which will enable it to acquire the outstanding 9.99 per cent. on substantially similar terms to the initial 90.01 per cent. In addition, Imperial Tobacco shall procure that a subsidiary will enter into the Profit Pooling Agreement which will enable it to consolidate, under UK GAAP, 100 per cent. of the earnings of Reemtsma in return for the payment of a fixed annual sum of 1.125 per cent. of the amount which the 9.99 per cent. shareholders would have received if they had sold their shares on Completion.

The capital increase is conditional, amongst other things, upon:

(a) the Acquisition not ceasing to be capable of Completion in accordance with the terms of the Acquisition Agreement prior to Admission;

(b) the passing of the Resolution at the Extraordinary General Meeting;

(c) Admission taking place by not later than 8.30am on 9 April 2002 (or such later time as may be determined, being not later than 8.00am on 30 April 2002); and

(d) the obligations relating to the capital increase otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to Admission.

Save for the portion of the capital increase that the Directors have irrevocably undertaken to take up, the capital increase has been fully underwritten. The overall cost of the underwriting is expected to be 1.7 per cent. of the capital increase.

The capital increase is not conditional upon completion of the Acquisition. In the highly unlikely event that Completion does not take place, the Directors' current intention is that the net proceeds of the capital increase will be invested in short term securities while the Directors consider how

best to return surplus capital to Shareholders. Any such return of capital may have adverse tax implications for Shareholders.

EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting is to be held at 4.00pm on 8 April 2002 at the Hilton Bristol, Woodlands Lane, Bradley Stoke, Bristol BS32 4JF, at which a Resolution approving the Acquisition and matters associated with the capital increase will be put to Shareholders for approval.

DIVIDEND POLICY

Following the Acquisition, Imperial Tobacco intends to maintain its dividend policy, increasing dividends broadly in line with underlying earnings growth. Since demerger in 1996, Imperial Tobacco has grown its dividend at an average rate of 13 per cent. per annum. Imperial Tobacco intends to adjust future dividend payments per Ordinary Share pro rata to take account of the bonus element of the capital increase.

CURRENT TRADING AND PROSPECTS OF THE ENLARGED GROUP

At its Annual General Meeting on 5 February 2002, Imperial Tobacco provided an update on its first quarter's trading for the year ending September 2002. In the UK market, Imperial Tobacco continues to perform strongly. The duty paid cigarette market remains resilient and is holding at around 55 billion cigarettes per annum, with Imperial Tobacco's share of that market at a 17 year high of 42 per cent. in December 2001 as a result of growth in both the Richmond and Lambert & Butler brands. The Marlboro brand family is now fully integrated into Imperial Tobacco's sales function and since September 2001, when the Group took over distribution in the United Kingdom, its share has risen to around 7 per cent., taking Imperial Tobacco's total market share to just under 49 per cent. in December 2001. In RYO tobacco, Imperial Tobacco's volumes have grown as a result of increasing the Group's market share to almost 65 per cent. in December 2001, despite a slight decrease in overall market volume.

Trading in the rest of Western Europe also continues to be buoyant, despite a decline in volumes in Belgium and Luxembourg. Total cigarette volumes have grown over the last year with good performances in the Republic of Ireland, Southern Europe and France. In the Republic of Ireland, Imperial Tobacco's market share exceeded 32 per cent. in December 2001 and in France, the successful launch of Route 66 has helped market share grow to just over 3 per cent. Southern Europe and France have also been the most significant areas of RYO tobacco growth in the first quarter of the current financial year and Imperial Tobacco's market share in France has increased to over 26 per cent.

Imperial Tobacco's Eastern European operations benefited from a number of launch programmes in the year to September 2001. However, volumes in the first quarter of the current financial year are lower than in the comparable quarter ended December 2000 as Imperial Tobacco is focusing its brand and infrastructure investments on those areas where it currently sees the greatest potential to build a sustainable business.

Imperial Tobacco's two most recent major cigarette acquisitions, in Australasia and Africa, continue to deliver excellent results. In Australia, Imperial Tobacco's cigarette market share again

increased, to almost 18 per cent. while its RYO tobacco market share also rose to just under 62 per cent. in a growing market.

At Tobaccor, Imperial Tobacco has advanced in all of its key markets. Volumes in Africa, year on year, have increased by 6 per cent. and profit targets set at the time of acquisition continue to be exceeded.

Since the announcement of the preliminary results in November 2001, Imperial Tobacco has implemented its investment plans in Asia Pacific, particularly in South East Asia, by acquiring a controlling interest in the Lao Tobacco Company which has a leading market position in the Laos cigarette market. In addition, Imperial Tobacco is progressing distribution agreements in Taiwan and in January 2002 launched The Imperial cigarette brand in this key target market.

Since the end of the first quarter for the year ending September 2002, trading for the Imperial Tobacco Group has continued in line with management's expectations at the start of the financial year.

The Directors believe that the Acquisition and subsequent integration of Reemtsma will create enhanced opportunities for the Enlarged Group to grow more profitably by leveraging the strengthened brand portfolio over a wider geographical spread.

Accordingly, the Directors view the outlook for the Enlarged Group with confidence.

* * * * *

Some of the information contained in this announcement contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Imperial Tobacco's Annual Report on Form 20-F for the fiscal year ended September 29, 2001, filed with the Commission on December 21, 2001. Imperial Tobacco undertakes no obligation to publicly update or revise any forward-looking statements.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer, for securities.

This press announcement does not constitute an offer or invitation to subscribe for or purchase any securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Imperial Tobacco does not intend to make a public offering of securities in the United States.

Copies of this announcement are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Japan, the Republic of South Africa, or the Republic of Ireland or to publications with a general circulation in those jurisdictions, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Canada, Australia, Japan, the Republic of South Africa, or the Republic of Ireland or to publications with a general circulation in those jurisdictions.

The securities in respect of the proposed capital increase have not been and will not be registered under the Securities Act of 1933 or under the securities laws of any state of the United States nor will they qualify for distribution under any of the relevant securities laws of Canada, Japan, the Republic of South Africa or the Republic of Ireland and nor has any prospectus been lodged with or registered by the Australian Securities Commission.

Unless otherwise stated, a conversion rate of £1: euro 1.64 has been applied in this announcement.

APPENDIX 1

DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

The following definitions apply throughout this announcement, unless the context otherwise requires:

"Acquisition"	the proposed acquisition of the entire issued share capital of Reemtsma by Imperial Tobacco on the terms and subject to the conditions set out in the Acquisition Agreement in relation to 90.01 per cent. of Reemtsma's issued share capital and in the Option Agreement in relation to the remaining 9.99 per cent. of Reemtsma's issued share capital;
"Acquisition Agreement"	the agreement dated 7 March 2002 between Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other holders of Reemtsma Shares;
"Admission"	admission of securities issued in the capital increase to the Official List and to trading on the London Stock Exchange's market for listed securities having become effective;
"Cherkassy"	Reemtsma - Cherkassy Tyutyunova Fabrika;
"CNTC"	Chinese National Tobacco Corporation;
"Completion"	completion of the acquisition of 90.01 per cent. of Reemtsma's issued share capital in accordance with the Acquisition Agreement;
"Directors" or "Board"	the directors of Imperial Tobacco;
"Enlarged Group"	the Imperial Tobacco Group as enlarged by the Acquisition;
"EU"	the European Union;
"Extraordinary General Meeting"	the extraordinary general meeting of Imperial Tobacco convened for 8 April 2002, notice of which is set out at the end of this document;
"Imperial Tobacco" or "the Company"	Imperial Tobacco Group PLC;
"Imperial Tobacco Group" or "the Group"	Imperial Tobacco and its existing subsidiary undertakings and, where the context permits, each of them;
"London Stock Exchange"	London Stock Exchange plc;
"Massalin Particulares"	Massalin Particulares S.A.;
"Official List"	the official list of the UK Listing Authority;

"Option Agreement"	the agreement dated 7 March 2002 between Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other Reemtsma shareholders;
"Ordinary Shares"	ordinary shares of 10 pence each in the capital of Imperial Tobacco;
"pounds", "£", "pence" or "Sterling"	the lawful currency of the United Kingdom;
"Profit Pooling Agreement"	the pooling agreement in agreed form to be entered into between Imperial Tobacco Holdings Germany GmbH & Co. KG and Reemtsma following Completion;
"Reemtsma"	Reemtsma Cigarettenfabriken GmbH;
"Reemtsma Group"	Reemtsma and its existing subsidiary undertakings and, where the context permits, each of them;
"Reemtsma Shares"	the issued shares (Geschaftsanteile) of Reemtsma to be acquired by Imperial Tobacco pursuant to the Acquisition Agreement and under the terms of the Option Agreement;
"Resolution"	the special resolution to be proposed at the Extraordinary General Meeting;
"RYO"	roll-your-own;
"Shareholder(s)"	holder(s) of Ordinary Shares;
"Tobaccor"	Tobaccor S.A.;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK GAAP"	generally, accepted accounting principles in the United Kingdom;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA;
"United States" or "US"	the United States of America, its possessions and territories, all areas subject to its jurisdiction or any sub-division thereof, any state of the United States of America and the District of Columbia;
"US GAAP"	generally accepted accounting principles in the United States;

FOR IMMEDIATE RELEASE

7 March, 2002

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, OR THE REPUBLIC OF IRELAND

IMPERIAL TOBACCO GROUP PLC

PROPOSED RIGHTS ISSUE

On March 7, 2002, Imperial Tobacco Group PLC (the "Company") announced that it will offer to holders (the "Qualifying Shareholders") of the Company's ordinary shares of 10 pence each (the "Ordinary Shares") on the register of members of the Company on April 2, 2002 (the "Record Date") 208,343,120 new Ordinary Shares at a price of 480 pence per share (the "Issue Price") on the basis of 2 new Ordinary Shares for every 5 Ordinary Shares held (the "Rights Issue"), subject to applicable law in the case of Qualifying Shareholders with registered addresses outside the United Kingdom or who are citizens or residents of countries other than the United Kingdom.

The Rights Issue is expected to raise, net of expenses, approximately £983 million (€1,612 million). The net proceeds of the Rights Issue, together with debt financing, will be used to finance the Company's acquisition of 90.01% of the share capital of Reemtsma Cigarettenfabriken GmbH.

The nil paid rights to which Qualifying Shareholders (other than certain non-UK Shareholders) are entitled are expected to be sent to or credited to the stock accounts of those Qualifying Shareholders on or about April 8, 2002. The latest time and date for acceptance and payment in full under the Rights Issue is expected to be 10:30 am on April 29, 2002.

Enquiries:

Imperial Tobacco	Gareth Davis, Chief Executive Bob Dyrbus, Finance Director Alison Cooper, Group Financial Controller	+44 (0)20 7404 5959

Press Enquiries:

Imperial Tobacco	Liz Buckingham	+44 (0)117 963 6636

* * * * *

The securities offered in the Rights Issue, including the nil paid rights, the fully paid rights, the provisional allotment letters and the new Ordinary Shares, have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities. Imperial Tobacco does not intend to make a public offering of these securities in the United States.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date March 7, 2002

By

Trevor M Williams
Assistant Company Secretary